EXHIBIT 99.1

FARO TECHNOLOGIES INC. PROPERTIES

No.	Location	Sq. Ft.	Owned/Leased	Purposes
1	125 Technology Park, Lake Mary, Florida	35,000	Leased	Headquarters, manufacturing, research and development, service

2	525 Technology Park, Lake Mary, Florida	8,200	Leased	Sales and marketing

3	222 Gale Lane, Kennett Square, Pennsylvania	36,800	Leased	Manufacturing, research and development, service

4	Ingersheimer Str.12, D-70499 Stuttgart-Weilmdorf, Germany	19,500	Leased	European headquarters, manufacturing, sales, research and development, service

5	Wiesengasse 20 CH-8222 Beringen Switzerland	15,930	Leased	Manufacturing

6	1401 Wakabadai Meito-ku, Nagoya, Aichi 465-0015, Japan	5,200	Leased	Sales, service

7	798 Zhaojiabang Road, Shanghai, China	11,500	Leased	Sales, service

8	No. 3 Changi South St 2 #01-01 Xilin Districentre Building B, Singapore	22,000	Leased	Asia headquarters, manufacturing, sales, service